Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 13, 2008, relating to the financial statements of the A.T. Cross Company (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109," and the adoption of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" and the effectiveness of the A.T. Cross Company's internal control over financial reporting appearing in the Annual Report on Form 10-K of the AT Cross Company for the year ended December 29, 2007.

DELOITTE & TOUCHE LLP

Boston, Massachusetts

December 10, 2008